SUBSCRIPTION AGREEMENT BETWEEN
THE TRUST AND THE INVESTORS

PALADIN LONG SHORT FUND

A Series Of
Hanna Investment Trust

LETTER OF INVESTMENT INTENT

August 1, 2011

To the Board of Trustees of Hanna Investment Trust:

Sanford Michael Salzinger (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Paladin Long Short Fund, a series of Hanna Investment Trust, in the amount of $100,000.00 for 10,000.00 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

By:       /s/ Sanford Michael Salzinger

Name: Sanford Michael Salzinger